Exhibit 99.1

SHUTL LIMITED

(Company Number: 06612384)

ENTERPRISE MANAGEMENT INCENTIVE SCHEME RULES

adopted by the Company on 1st September 2009

FARRER & CO LLP
66 Lincoln’s Inn Fields
London WC2A 3LH
Tel:	020 7242 2022
Fax:	020 7242 9899
www.farrer.co.uk

Rules of SHUTL Limited (“the Company”)

Enterprise Management Incentive Scheme

Adopted by the Company on 1st September 2009

1.	Definitions

1.1	In this Scheme, except where the context otherwise requires, the words and expressions set out below shall bear the following meanings, namely:

Acquiring Company has the meaning ascribed to it in paragraph 39 of Schedule 5.

Agreement means the agreement, which grants the Option, entered into by an Eligible Employee and the Company in such form as the Directors shall from time to time determine.

Committed Working Time means the meaning given in paragraphs 26 and 27 of Schedule 5.

Control has the meaning ascribed to it in section 840 of the Taxes Act and derivative terms shall be construed accordingly.

Date of Grant means in respect of an Option, the date on which the Agreement is entered into (unless such other later date is specified in the Agreement as being the Date of Grant).

Directors means the board of directors of the Company from time to time.

Disqualifying Event means an event that is (or is to be treated as) a disqualifying event as specified in sections 533 to 536 inclusive of ITEPA.

Eligible Employee means an individual who is an eligible employee in accordance with Schedule 5 being, at the date of the adoption of these Rules, a bona fide employee of the Group and whose Committed Working Time in relation to EMI Options is at least 25 hours per week, or if less, 75% of his working time and who, in relation to EMI Options, is not precluded from such participation because he has a material interest as set out in paragraphs 28 to 33 inclusive of Schedule 5.

EMI Option means an enterprise management incentive option which satisfies the provisions of Schedule 5.

Employer Company means the company by reference to whose employment the Committed Working Time requirement is met by the Eligible Employee in respect of EMI Options or, if the Option is an Unapproved Option, the employing company of the Eligible Employee.

Exit means a Sale or Listing.

Good Leaver means an Option Holder who ceases employment with a member of the

Group:

(a)	by reason of:

(i)	injury, ill-health or permanent disability or incapacity; or

(ii)	ceasing employment at normal retirement age with the intention of retiring; or

(iii)	that employee resigning from his employment with the Company in accordance with the terms of his contract of employment and, at the date of such resignation becoming effective, is not, or has not previously been, in breach of such employment contract; or

(b)	where the Directors determine that he shall be a Good Leaver.

Group means the Company and any Qualifying Subsidiary designated from time to time by the Directors as a member of the Group for the purposes of this Scheme, or where the context permits, any one or more of them, and references to “member of the Group” shall be construed accordingly.

HMRC means Her Majesty’s Revenue and Customs.

Individual Limit means the limit (as set out in paragraphs 5 and 6 of Schedule 5) on the Market Value of Shares which are subject to EMI Options and CSOP share options which may be granted to any single Eligible Employee being, as at the date of adoption of these Rules, £120,000.

ITEPA means the Income Tax (Earnings and Pensions) Act 2003.

Listing means the admission of the whole of the shares of the Company to a recognised investment exchange (as defined by section 285 of the Financial Services and Markets Act 2000) or to the Alternative Investment Market.

Market Value has the meaning ascribed to it in Part VIII of the Taxation of Chargeable Gains Act 1992.

New Option has the meaning ascribed to it in Rule 8.1.

Option means a right to acquire Shares granted to an Eligible Employee under this Scheme (or, where the context so admits, such a right which is proposed to be granted) which shall be:

(a)	an EMI Option, or

(b)	an Unapproved Option, or

(c)	part EMI Option and part Unapproved Option, in each case as the context admits; or

(d)	an Incentive Stock Option or Nonstatutory Stock Option pursuant to the U.S. Sub Scheme.

Option Holder means a person holding an Option, or where applicable, his personal representatives.

Option Price means in respect of an Option, the price per Share to be paid by the relevant Option Holder on the exercise of the Option, which shall be either:

(a)	such price that the Directors shall determine on the Date of Grant and shall state in the Agreement; or

(b)	(in any case where applicable), such price as adjusted pursuant to Rule 9,

save that in case of (a), if and to the extent that the Option is to be satisfied by the issue of Shares, the Option Price shall be not less than the nominal value of a Share.

PAYE Regulations means the regulations under section 684 of ITEPA.

Performance Target means in respect of an Option, any performance based objective or target by reference to which the exercise of an Option is expressed to be conditional provided that it is capable of being met within 10 years of the Date of Grant.

Qualifying Exchange of Shares means an exchange of shares which meets the conditions of paragraph 40 of Schedule 5.

Qualifying Subsidiary means a subsidiary which:

(a)	qualifies under paragraph 11 of Schedule 5; or

(b)	is a property managing subsidiary qualifying as a 90% subsidiary of the Company as defined under paragraphs 11A and 11B of Schedule 5.

Replacement Period means one of the required periods referred to in paragraph 42 of Schedule 5.

Rules means the rules of the Scheme, as set out herein and as may be varied from time to time in accordance with Rule 12.

Sale means the sale, transfer or other disposal of any part of the ordinary share capital of the Company to any person who is not prior to such sale, transfer or other disposal a shareholder of the Company and which results in that person, together with any person acting in concert with him (within the meaning given in the City Code on Takeovers and Mergers as in force at the date hereof), acquiring the entire issued share capital of the Company. A Sale shall be treated as having completed when an unconditional legally binding agreement for the Sale has been signed or when a conditional legally binding agreement for the Sale becomes unconditional.

Schedule 5 means Schedule 5 to ITEPA.

Scheme means the SHUTL Limited Enterprise Management Incentive Scheme, including the U.S. Sub Scheme attached hereto, as from time to time altered in accordance with its provisions (as set out herein).

Share means an ordinary share of £0.01 each in the capital of the Company which is fully paid up and non-redeemable within the meaning of paragraph 35 of Schedule 5.

Taxes Act means the Income and Corporation Taxes Act 1988.

Trustee means the trustee from time to time of any employee benefit trust established by the Company.

Unapproved Option means an Option to the extent that it fails to satisfy the requirements of Schedule 5 or an Option that is stated in the relevant Agreement to be an “Unapproved Option” in whole or in part.

Variation means any variation in the share capital of the Company arising from any reduction, sub-division or consolidation of capital or issue of shares by way of capitalisation of profits or reserves or by way of rights or any other variation of share capital.

1.2	In this Scheme any reference to a statutory provision shall be deemed to include that provision as it may from time to time be consolidated, amended or re-enacted, and shall include a reference to any subordinate legislation created thereunder and wherever the context so admits or requires, the singular shall include the plural and vice versa and the masculine shall include the feminine.

1.3	The headings are for the sake of convenience only and should be ignored when construing the Rules.

1.4	Words denoting any gender shall include all genders and words denoting the singular shall include the plural and vice versa. References to “person” shall mean any person, including an individual, private or public limited company, limited liability partnership, other partnership, unincorporated association or otherwise.

2.	Grant of Options

2.1	Subject to and in accordance with the Rules an Option may be granted to any Eligible Employee at any time by the Directors in their absolute discretion.

2.2	The Directors shall only grant an EMI Option to an Eligible Employee if the Option is granted for commercial reasons in order to recruit or retain the Eligible Employee and not as part of a scheme or arrangement the main purpose, or one of the main purposes, of which is the avoidance of tax.

2.3	The Directors shall only grant an EMI Option if the Company meets the trading activities requirements of paragraphs 13 or 14 (as appropriate) of Schedule 5 at the Date of Grant.

2.4	The Directors shall only grant an EMI Option if the gross assets of the Company (or, if the Company is a member of a Group, the gross assets of the Group) do not exceed Thirty Million Pounds (£30,000,000) (or such other amount as may from time to time be specified in paragraph 12 of Schedule 5) at the Date of Grant.

2.5	The Directors shall only grant an EMI Option if the Company’s subsidiaries are all Qualifying Subsidiaries.

2.6	An Option shall not be granted unless the Directors are satisfied that such grant would not be in breach of applicable laws, rules and regulations or any internal code of the Company relating to the acquisition of securities.

2.7	An Option may be granted subject to any Performance Target or other conditions imposed by the Directors at the Date of Grant.

2.8	In order to grant an Option to an Eligible Employee, the Company (and/or the Trustee where applicable) and the Eligible Employee shall enter into an Agreement. The Agreement shall be executed as a deed in the form determined by the Directors from time to time and shall include:

(a)	the Date of Grant of the Option;

(b)	if the Option is an EMI Option, a statement that the Option is granted under the provisions of Schedule 5;

(c)	the number (or maximum number) of Shares (or the percentage or maximum percentage of the issued share capital of the Company) that may be acquired on exercise of the Option;

(d)	the Option Price or the method by which the Option Price is to be determined;

(e)	details of how and when the Option is capable of being exercised;

(f)	details of the Performance Targets or other conditions attaching to the Option (if any);

(g)	details of any restrictions attaching to the Shares under Option (to the extent not included in these Rules); and

(h)	if the Shares under Option are subject to the risk of forfeiture, details of such conditions.

2.9	Subject to the right of an Option Holder’s personal representative to exercise an Option following the Option Holder’s death, every Option shall be personal to the Eligible Employee to whom it is granted and shall not be capable of being transferred, assigned or charged.

3.	Condition of Exercise

3.1	The Agreement shall state whether or not, and the extent to which, exercise of the Option may be dependent upon the satisfaction of Performance Targets or other conditions.

3.2	After an Option has been granted the Directors may, acting fairly and reasonably, if they consider it appropriate, vary or waive the Performance Targets or other conditions attaching to such Option provided that no variation shall be made unless the Performance Targets or other conditions remain objective and an event or events have occurred in consequence of which the Directors reasonably consider that the terms of the Performance Targets or other conditions should be so varied for the purpose of ensuring that either:

(a)	the objective criteria against which the performance of the Company or the Option Holder will then be measured will be a fairer measure of such performance; or

(b)	any amended Performance Target or other conditions will afford a more effective incentive to the Option Holder,

and will not be materially more difficult to satisfy than the Performance Targets or other conditions were when first set.

3.3	The Directors shall notify all relevant Option Holders in writing of any variation or waiver of existing Performance Targets or conditions made pursuant to Rule 3.2.

4.	Individual Limits

If an Option Holder has been granted options over Shares which are EMI Options and which (together with any CSOP share options granted to such Option Holder) in aggregate have a Market Value (measured at the relevant Date of Grant) equal to the Individual Limit (whether or not such options have been exercised or released) any Option granted to him within three years of the date of which he was last granted an option which was an EMI Option shall, unless agreed otherwise with HMRC, be an Unapproved Option.

5.	Scheme Limits

5.1	The total Market Value of Shares (calculated as at the Date of Grant of the relevant EMI Option) in respect of which unexercised EMI Options exist on any given day must not exceed £3 million (or such other amount as may from time to time be specified in Schedule 5).

6.	Rights of Exercise and Lapse of Options

6.1	Save as provided in Rules 6.3 (death), 6.4 (Disqualifying Event), 6.5 (leavers), and 6.6 (Exit), an Option may not be exercised before the date or dates stated in the Agreement or, in any event, after the tenth anniversary of the Date of Grant.

6.2	Save as provided in Rules 6.3 (death), 6.4 (Disqualifying Event), 6.5 (leavers) and 6.6 (Exit), an Option may only be exercised by an Option Holder while he is an Eligible Employee.

6.3	If an Option Holder dies at a time when he is still an employee of the Company or any member of its group, then any Options which have vested in accordance with the Agreement may be exercised in whole or in part by his personal representatives at any time during the period of twelve (12) months after the date of his death, provided that such Option, at the date of the relevant Option holder’s death, had not been wholly exercised and subject to the other provisions of that deceased Option Holder’s Agreement(s) (which shall continue to apply during such period mutatis mutandis). To the extent that the Option so exercisable is not exercised within such twelve (12) month period, it shall automatically cease and terminate on the expiration of such period.

6.4	In relation to a particular event, the Directors may determine that an Option may be exercised during the period of 40 days following a Disqualifying Event notwithstanding whether it is otherwise capable of exercise provided that the right of exercise and lapse of the Option are not otherwise set out in these Rules.

6.5	Notwithstanding any other provision of these Rules, other than by reason of death, if an Option Holder ceases to be an Eligible Employee:

(a)	by reason of being a Good Leaver the Option Holder shall be entitled to exercise any Options which have vested in accordance with the Agreement within 40 days from the date of such cessation. Any such Options not exercised within such period and all other Options under this Agreement shall forthwith lapse or be treated as having lapsed immediately on the earlier of the date of cessation of employment and the date he gives or receives notice to terminate his employment; or

(b)	in all other circumstances, his unexercised Options shall lapse or be treated as having lapsed immediately on the earlier of the date of cessation of his employment and the date he gives or receives notice to terminate his employment, subject in all cases to the absolute discretion of the Directors to determine otherwise (and should they make such determination they shall notify the Option Holder as to what extent he may exercise his Option and the period during which he may so exercise, on the expiry of which the Option shall lapse).

6.6.1	In the event of an Exit, an Option Holder may exercise all remaining unexercised Options, whether or not vested in accordance with the Agreement, immediately prior to, and conditional upon the completion of, such Exit in the period for exercise as may be specified by the Directors, subject at all times to the Option having become exercisable pursuant to Rule 6.1 and any Performance Targets or other conditions having been met. Should such Exit not take place any such exercise shall be deemed never to have taken place and the Option shall continue to subsist as before.

6.6.2	In the event that the Option Holder chooses to exercise any part of the Option by reason of a Sale, it shall be a condition of exercise that the Option Holder agrees to sell immediately all the Shares acquired as a result of the exercise of the Option on such terms as the acquirer of shares from the Company’s other shareholders may require (including as to warranties and indemnities).

6.7	An Option shall lapse on the occurrence of the earliest of the following:

(a)	the tenth anniversary of the Date of Grant;

(b)	the expiry of the applicable periods specified in Rules 6.3 (death) and 6.6 (Exit);

(c)	in accordance with Rule 6.5(a) (Good Leaver) (if applicable);

(d)	where the Directors have exercised their discretion as referred to in Rule 6.5(b), the expiry of the period notified to the Option Holder as being the period by which the Option must be exercised in whole or part;

(e)	following a determination of the Directors that Options may be exercised prior to an Exit in accordance with Rule 6.6 (Exit) the expiry of the applicable period so determined;

(f)	the date on which a resolution is passed, or an order is made by the Court, for the compulsory winding up of the Company;

(g)	the date of which the Directors determine that any applicable Performance Targets or other conditions have not been satisfied or are no longer capable of satisfaction; or

(h)	the date on which the Option Holder becomes bankrupt or does or omits to do anything as a result of which he is deprived of the legal or beneficial ownership of the Option.

7.	Exercise of Options

7.1	An Option shall be exercisable (in whole or in part) by notice in writing (in the form prescribed by the Company from time to time) given by the Option Holder (or his personal representatives as the case may be) to the Company. The notice of exercise of the Option shall be accompanied by a remittance in cleared funds for the aggregate Option Price payable in respect of the number of Shares over which the Option is exercised and, where required by the Directors, any sums due to the Company pursuant to Rule 7.3.

7.2	Subject to Rule 7.3, Rule 7.4 and the following provisions of this Rule 7.2, within 30 days of the exercise of an Option, the Directors shall allot or procure the transfer of the Shares in respect of which the Option has been validly exercised and shall issue a definitive certificate in respect of the Shares allotted or transferred, unless the Directors consider that such allotment or transfer would not be lawful in the relevant jurisdiction. Shares so allotted or transferred shall be held subject to the Company’s articles of association from time to time and, if so required by the Directors, any agreement entered into by the Company’s shareholders as at the date of exercise and (if such agreement then exists) no Shares shall be (or shall be required to be) issued to any Option Holder until such person has entered into a deed of adherence, in a form satisfactory to the Directors, whereby the Option Holder agrees to be bound by the terms of such agreement (and an Option Holder, by signing the Agreement, hereby irrevocably appoints any Director as his power of attorney for the purposes of and authorises any such Director to execute such deed of adherence on the Option Holder’s behalf).

7.3	An Option Holder, by signing the Agreement, unconditionally and irrevocably agrees:

(a)	to place the Company in funds and to indemnify the Company (or, if different, and at the Company’s direction, the Option Holder’s employer) in respect of all liability to income tax or other levies which the Company (or such other employer) is liable to account for on behalf of the Option Holder directly to HMRC or any other taxation authority (including, but without limitation, through the PAYE system) and all liability to social security which the Company is liable to account for on behalf of the Option Holder to HMRC or any other taxation authority (including, but without limitation, primary class 1 (employee’s) national insurance contributions) which arise as a consequence of or in connection with the Option; or

(b)	to permit the Company to sell, on behalf of the Option Holder, at the best price which it can reasonably obtain, such number of Shares allocated or allotted or transferred to the Option Holder following exercise as will provide the Company with an amount equal to the tax and/or social security for which it is obliged to account to the relevant tax authorities in consequence of the exercise of the Option and the Company hereby agrees duly and punctually to account for such tax to HMRC in accordance with the PAYE Regulations and to remit any excess proceeds of sale to the Option Holder (following deduction of any costs and/or expenses incurred in relation to such sale);

(c)	to place the Company in funds and to indemnify the Company in respect of 100 per cent of all liability to employer’s social security or other levies (including, but without limitation to secondary class 1 (employer’s) national insurance contributions) and to permit the Company to sell, on the Option Holder’s behalf, at the best price which it can reasonably obtain, such number of Shares allocated or allotted to the Option Holder following exercise as will provide the Company with an amount equal to such percentage of the employer’s social security arising in connection with the Option and to remit any excess proceeds of sale to the Option Holder (following deduction of any costs and/or expenses incurred in relation to such sale) or, if so required by the Company, and to the extent permitted by law, to enter into a joint election pursuant to paragraph 3B(1) of Schedule 1 of the Schedule 1 of the Social Security and Contributions Act 1992 or such other arrangements under which the liability for such percentage of the employer’s social security liability is transferred to the Option Holder; and

(d)	to sign, promptly, all documents required by the Company to effect the terms of this Rule 7.3 (and where the Option Holder does not sign such documents within the required time scale the Option Holder agrees, by signing the Agreement, to the appointment of any authorised representative of the Company as his attorney for such purpose), and references in this Rule 7.3 to the “Company” shall, if applicable, be construed as references to the “Group”.

7.4	If the Directors so determine, the exercise of an Option shall be conditional on the Option Holder executing a tax election under s431(1) of ITEPA to disapply fully the provisions of Chapter 2 of Part 7 of ITEPA in respect of restricted securities in such form as is approved or agreed with HMRC under the terms of paragraph 431(5) of ITEPA.

7.5	If under the terms of a resolution passed or an announcement made by the Company prior to the date of exercise of an Option, a dividend is to be, or is proposed to be, paid to holders of Shares on the register on a date after the date of exercise, the Shares to be issued following such exercise will not rank for such dividend. Subject as aforesaid the Shares so to be issued shall be identical and rank pari passu in all respects with the fully paid Shares then in issue.

7.6	The exercise of any Option (in whole or in part) shall not be permitted unless the Directors are satisfied at the relevant time that all conditions relating to such exercise pursuant to the Agreement and/or these Rules have been met and (if then applicable) that such exercise would not be in breach of applicable laws, rules and regulations or any internal code of the Company relating to the acquisition of securities.

8.	Roll-Over

8.1	If any Acquiring Company:

(a)	obtains Control of the Company as a result of making:

(i)	a general offer to acquire the whole of the issued ordinary share capital of the Company which is made on a condition such that if it is satisfied the person making the offer will have Control of the Company; or

(ii)	a general offer to acquire all issued shares in the Company which are of the same class as the Option Shares;

(b)	obtains Control of the Company in pursuance of a compromise or arrangement sanctioned by the court under section 899 of the Companies Act 2006;

(c)	becomes bound or entitled to acquire Shares under sections 974-991 (inclusive) of the Companies Act 2006; or

(d)	obtains all the Shares of the Company as a result of a Qualifying Exchange of Shares;

any Option Holder may at any time within the Replacement Period, by agreement with the Acquiring Company, release his Option in consideration of the grant to him of rights comprised in a new option (“New Option”) which is equivalent to his Option but relates to shares in the Acquiring Company itself. If such agreement is reached, every Option Holder shall be entitled to release his Option in consideration of the grant to him of a New Option provided that in respect of EMI Options:

(e)	the New Option is granted to the holder of the Option by reason of his employment;

(i)	with the Acquiring Company or;

(ii)	if that company is a parent Company, with that company or another member of the Group;

(f)	at the time of the release of rights under the EMI Option, the requirements of:

(i)	paragraph 4 of Schedule 5 (purpose of granting option); and

(ii)	paragraph 7 of Schedule 5 (maximum value of options in respect of the relevant company’s shares)

are met in relation to the New Option;

(g)	at that time, the independence requirement (as set out in paragraph 9 of Schedule 5) and the trading activities requirement (as set out in paragraph 13-23 of Schedule 5) are met in relation to the Acquiring Company;

(h)	at that time, the individual to whom the New Option is granted is an Eligible Employee in relation to the Acquiring Company;

(i)	at that time, the requirements of Part 5 of Schedule 5 are met in relation to the New Option;

(j)	the total Market Value, immediately before the release, of the Shares which were subject to the EMI Option is equal to the total Market Value, immediately after the grant of the New Option, of the shares in respect of which the New Option is granted; and

(k)	the total amount payable by the employee for the acquisition of shares in pursuance of the New Option is equal to the total amount that would have been payable for the acquisition of shares in pursuance of the EMI Option.

8.2	References to Shares shall, in relation to the New Option, be taken as references to the shares of the company whose shares are scheme shares. References to the “Company” shall, where appropriate, be taken to be references to the company whose shares are the subject of the New Option.

8.3	In the event of a Qualifying Exchange of Shares, if the Option Holder is offered a New Option and does not accept the offer within the period set out in the offer the Option shall lapse immediately on the expiry of that period and cease to be capable of exercise under any of the provisions of these Rules.

9.	Variation of Share Capital

9.1	Upon the occurrence of any Variation the number or nominal value of Shares comprised in each Option and the Option Price thereunder may be adjusted in such manner (including retrospective adjustment where a variation occurs after the date of exercise) as the Directors may deem appropriate, provided always that no material increase shall be made to the aggregate Option Price in respect of any Option. Notice of any such adjustments to the terms of Options shall be given in writing to the Option Holders by the Directors. No adjustment shall cause Shares to be issued at less than their nominal value (save as permitted by Rule 9.2).

9.2	Any adjustment made to the Option Price of an Option granted over unissued Shares which would have the effect of reducing the Option Price to less than the nominal value of a Share, shall only be made if and to the extent that the Directors are authorised to capitalise from the reserves of the Company a sum equal to the amount by which the aggregate nominal value of the Shares in respect of which the Option is exercisable exceeds the adjusted aggregate Option Price. The Directors may apply such sum in paying up such shortfall on such Shares so that, on the exercise of any Option in respect of which such a reduction shall have been made, the Directors shall capitalise such sum (if any) and apply the same in paying up such amount as aforesaid.

9.3	Where an Option subsists over both issued and unissued Shares, an adjustment may only be made under Rule 9.2 if the reduction of the Option Price in relation to Options over both issued and unissued Shares can be made to the same extent.

10.	Data Protection

The Company and the Employer Company (if different) from time to time (and/or the Trustee where appropriate) will collect, hold and process Option Holders’ personal information for the purposes of the administration of this Scheme. The Company will not use such personal information for any purpose other than the administration of the Scheme, unless the Option Holder’s consent to that use is obtained.

11.	Administration

11.1	The decision of the Directors in relation to any dispute or question affecting any Option Holder or as to any rights or obligations of any person hereunder or in relation to the construction or effect hereof shall be final and conclusive.

11.2	The Company may, but shall not be obliged to, provide Eligible Employees or Option Holders with copies of any notices circulars or other documents sent to shareholders of the Company.

11.3	Within 92 days of granting an EMI Option under this Scheme notice shall be given to HMRC by the Employer Company and shall contain:

(a)	information required by HMRC pursuant to paragraph 44 of Schedule 5;

(b)	a declaration from a director or the company secretary of the Employer Company that, in his opinion, the requirements of Schedule 5 have been met in relation to an Option under this Scheme and that to the best of his knowledge, the information provided is correct and complete; and

(c)	a declaration from the Option Holder to whom the Option is granted that he meets the Committed Working Time requirement (and in the event that any proposed Option Holder fails to provide and execute such declaration, his Option shall, at the Directors discretion, be deemed to have lapsed and be of no further effect upon the expiry of such 92 days period).

12.	Amendments

12.1	Except with the prior sanction of the Company in general meeting, no alteration shall be made to this Scheme having the effect of:

(a)	amending the definition of “Eligible Employee”, save where required by or to comply with applicable legislation;

(b)	altering, to the disadvantage of Option Holders, any of the provisions of this Scheme as to:

(i)	the definition of “Variation”;

(ii)	the limitations on the grant of Options;

(iii)	the adjustment of Options pursuant to Rule 9;

(iv)	subject to Rule 3.2, the restrictions on the exercise of Options;

(v)	the rights of Option Holders on the winding-up of the Company or as to the transferability of Options other than minor amendments to benefit the administration of the Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for Eligible Employees, the Company or any other member of the Group.

12.2	Subject to Rule 12.1, the Directors may amend the Rules of this Scheme by a resolution of the Directors provided that where any alteration would abrogate or adversely affect the subsisting rights of an Option Holder it will not be effective unless such alteration is made with the consent in writing of the Option Holder.

12.3	Notwithstanding Rule 12.2 but subject to Rule 12.1, the Directors may amend the provisions of this Scheme and/or any Agreement and the terms of any Options as they consider necessary or desirable in order to:

(a)	make them more effective or easier for the administration of this Scheme;

(b)	comply with or take account of the provisions of any proposed or existing legislation;

(c)	take account of any of the events mentioned in Rule 8 (Roll-Over); or

(d)	obtain or maintain favourable tax or regulatory treatment for the Company or any member of the Group or any Option Holder,

without the need for the consent of Option Holders provided that such amendments or additions do not affect the basic principles of this Scheme and/or any Agreement.

12.4	Notwithstanding Rule 12.2 but subject to rule 12.1, if HMRC raise a notice of enquiry pursuant to paragraph 46 of Schedule 5 and conclude that the requirements of Schedule 5 have not been met in relation to this Scheme and/or any Agreement (as the case may be) the Directors may alter the Rules of this Scheme as may be necessary to ensure that the requirements of Schedule 5 have been met.

12.5	No amendment shall have effect if it would cause the Scheme, so far as it relates to EMI Options, to cease to satisfy the provisions of Schedule 5.

12.6	Written notice of any amendment to this Scheme shall be given to all Option Holders affected thereby.

13.	General

13.1	This Scheme shall commence upon the date the Scheme is adopted.

13.2	The Company will at all times ensure that there are sufficient Shares available for issue or to be transferred in satisfaction of the exercise of all outstanding Options.

13.3

Notwithstanding any other provision of this Scheme, the grant of an Option will not form part of the Option Holder’s entitlement to remuneration or benefits pursuant to his contract of employment nor does the existence of a contract of employment between any person and any member of the Group give such person any right or entitlement to have an Option granted to him in respect of any number of Shares or any expectation that an Option will or might be granted to him whether subject to any conditions or at all. The rights and obligations of an Option Holder under the terms of his contract of employment with any member of the Group shall not be affected by the grant of an Option. The rights granted to an Option Holder upon the grant of an Option shall not afford the Option Holder any rights or additional rights to compensation or damages in consequence of the loss or termination of his office or employment with any member of the Group for any reason whatsoever. An Option Holder shall not be entitled to any compensation or damages for any loss or potential loss which he may suffer by reason of being or becoming unable to exercise an Option in consequence of the loss or termination of his office or employment with any member of the Group for any reason (including, without limitation, any breach of contract by his employer) or in any other circumstances whatsoever.

13.4	Any notice to be given to the Company shall be delivered or sent by post to the Company at its registered office and shall be effective upon receipt. Any notice or other document which the Company is required or may desire to give to any Option Holder pursuant to this Scheme shall be sufficiently given if delivered to him (if he is still an Eligible Employee) at his place of work or sent through the post in a prepaid cover addressed to the Option Holder at his address last known to the Company and if so sent shall be deemed to have been duly given on the date of posting. Any document so sent to an Option Holder shall be deemed to have been duly delivered notwithstanding that he be then deceased (and whether or not the Company has notice of his death) except where his legal personal representatives have established their title to the satisfaction of the Company and supplied to the Company an address to which documents are to be sent.

14.	Contracts (Rights of Third Parties) Act 1999

Except as expressly provided by the Company, a person who is not an Option Holder or a company who is not a member of the Group has no right under the Contracts (Rights of Third Parties) Act 1999 to rely upon or enforce any provisions of this Scheme, but this does not affect any right or remedy of a third party which exists or is available apart from that Act. No Option Holder may declare himself a trustee of his rights under this Scheme for the benefit of any third parties.

15.	Governing Law

This Scheme and all Options granted under it shall be governed by and construed in accordance with English law.

SHUTL LIMITED

ENTERPRISE MANAGEMENT INCENTIVE SCHEME RULES

U.S. SUB SCHEME

This sub-scheme (the “U.S. Sub Scheme”) is adopted to permit the grant of options to Eligible Persons who are residents of, or subject to taxation in, the United States.

1.	Definitions

1.1	The words and expressions used in the Scheme shall apply unless and to the extent the Rules in this U.S. Sub Scheme shall provide to the contrary. In this U.S. Sub Scheme, the following words and expressions shall have the following meanings:

Affiliate means (i) an entity other than a Subsidiary which, together with the Company, is under common control of a third person or entity and (ii) an entity other than a Subsidiary in which the Company and /or one or more Subsidiaries own a controlling interest.

Cause for termination of a Option Holder’s service will exist (unless another definition is provided in an applicable Agreement, employment agreement or other applicable written agreement) if the Option Holder’s service is terminated for any of the following reasons: (i) any material breach by the Option Holder of any material written agreement between the Option Holder and the Company and the Option Holder’s failure to cure such breach within 30 days after receiving written notice thereof; (ii) any failure by the Option Holder to comply with the Company’s material written policies or rules as they may be in effect from time to time; (iii) neglect or persistent unsatisfactory performance of the Option Holder’s duties and the Option Holder’s failure to cure such condition within 30 days after receiving written notice thereof; (iv) the Option Holder’s repeated failure to follow reasonable and lawful instructions from the Directors or Chief Executive Officer and the Option Holder’s failure to cure such condition within 30 days after receiving written notice thereof; (v) the Option Holder’s conviction of, or plea of guilty or nolo contendre to, any felony or crime that results in, or is reasonably expected to result in, a material adverse effect on the business or reputation of the Company; (vi) the Option Holder’s commission of or participation in an act of fraud against the Company; (vii) the Option Holder’s intentional material damage to the Company’s business, property or reputation; or (viii) the Option Holder’s unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom the Option Holder owes an obligation of nondisclosure as a result of his or her relationship with the Company. For purposes of clarity, a termination without “Cause” does not include any termination that occurs as a result of the Option Holder’s death or disability. The determination as to whether the Option Holder’s service has been terminated for Cause shall be made in good faith by the Company and shall be final and binding on the Option Holder. The foregoing definition does not in any way limit the Company’s ability to terminate a Option Holder’s employment or consulting relationship at any time, and the term “Company” will be interpreted to include any Subsidiary, Parent, Affiliate, or any successor thereto, if appropriate.

Code means the U.S. Internal Revenue Code of 1986, as amended.

Date of Grant means the date on which the Directors make the determination to grant an Option, or such other date as is determined by the Directors.

Disability means total and permanent disability as defined in Section 22(e)(3) of the Code.

Eligible Person means an Employee or other person who provides advisory or consulting services to the Company or any Parent, Subsidiary or Affiliate.

Employee means any person employed by the Company, or any Parent, Subsidiary or Affiliate, with the status of employment determined pursuant to such factors as are deemed appropriate by the Company in its sole discretion, subject to any requirements of applicable laws, including the Code.

Fair Market Value means, as of any date, the per share fair market value of a Share, as determined by the Directors in good faith on such basis as it deems appropriate and applied consistently with respect to Eligible Persons. Such determination shall be conclusive and binding on all persons.

Incentive Stock Option means an Option intended to, and which does, in fact, qualify as an incentive stock option within the meaning of Section 422 of the Code.

Nonstatutory Stock Option means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

Parent means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Scheme shall be considered a Parent commencing as of such date.

Subsidiary means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Scheme shall be considered a Subsidiary commencing as of such date.

Ten Percent Holder means a person who owns Shares representing more than 10% of the total combined voting power of all classes of Share of the Company or any Parent or Subsidiary measured as of an Option’s Date of Grant.

2.	Application of the Scheme

2.1	Save as modified in this U.S. Sub Scheme, all the provisions of the Scheme shall be incorporated into this U.S. Sub Scheme as if fully set out herein so as to be part of this U.S. Sub Scheme.

3.	Amendment to the Rules of the Scheme for the Purposes of this U.S. Sub Scheme

3.1	Any references in the Scheme to “Eligible Employee” shall be taken for the purposes of this U.S. Sub Scheme to be references to “Eligible Person” as defined in Rule 1.1 of this U.S. Sub Scheme.

3.2	Rule 2.1 shall be removed and replaced for the purposes of this U.S. Sub Scheme by the following:

“2.1	Subject to and in accordance with the Rules, an Option may be granted to any Eligible Person at any time by the Directors in their absolute discretion. Such Options may be granted as Incentive Stock Options or Nonstatutory Stock Options. Notwithstanding the foregoing, Incentive Stock Options may be granted only to Employees, provided that Employees of Affiliates shall not be eligible to receive Incentive Stock Options.”

3.3	Rule 2.8 shall be amended for purposes of this U.S. Sub Scheme by adding the following new subparagraph (i) to the end thereof:

“(i)	the type of Option as either an Incentive Stock Option or a Nonstatutory Stock Option. Notwithstanding such designation, however, to the extent that the aggregate Fair Market Value of Shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by the Option Holder during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000, such excess Options shall be treated as Nonstatutory Stock Options. For purposes of this Rule 2.8(i), Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares subject to an Incentive Stock Option shall be determined as of the Date of Grant of such Option.”

3.4	Rule 2.9 shall be removed and replaced for the purposes of this U.S. Sub Scheme by the following:

“2.9	Unless determined otherwise by the Directors, Options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution, and may be exercised, during the lifetime of the Option Holder, only by the Option Holder.”

3.5	Rule 2 shall be amended for purposes of this U.S. Sub Scheme by adding the following new Rule 2.10 to the end thereof:

“2.10	The Option Price for the Shares to be issued pursuant to the exercise of an Option shall be such price as is determined by the Directors and set forth in the Agreement, but shall be subject to the following:

(a) In the case of an Incentive Stock Option (i) granted to an Employee who at the Date of Grant is a Ten Percent Holder, the Option Price shall be no less than 110% of the Fair Market Value on the Date of Grant; or (ii) granted to any other Employee, the Option Price shall be no less than 100% of the Fair Market Value on the Date of Grant;

(b) In the case of a Nonstatutory Stock Option, the Option Price shall be no less than 100% of the Fair Market Value on the Date of Grant, provided, however that if the Option Price is less than 100% of the Fair Market Value on the Date of Grant, it shall otherwise comply with all applicable laws, including Section 409A of the Code.

(c) Notwithstanding the foregoing, Options may be granted with an Option Price other than as required above pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.”

3.6	Rule 5 shall be amended for purposes of this U.S. Sub Scheme by adding the following new Rule 5.2 to the end thereof:

“5.2

Notwithstanding the foregoing, the maximum aggregate number of Shares that may be issued under this U.S. Sub Scheme is 425,000 Shares, all of which Shares may be issued under this U.S. Sub Scheme pursuant to Incentive Stock Options. If an Option should expire or become unexercisable for any reason without having been exercised in full, the unissued Shares that were subject thereto shall, unless the U.S. Sub Scheme shall have been terminated, continue to be available under the U.S. Sub Scheme for issuance pursuant to future Option grants. In addition, any Shares which are retained by the Company upon exercise of an Option in order to satisfy the exercise for such Option or any withholding taxes due with respect to such Option shall be treated as not issued and shall continue to be available under the U.S. Sub Scheme for issuance pursuant to future Option grants. Shares issued under the U.S. Sub Scheme and later forfeited to the Company due to the failure to vest or repurchased by the Company at the original purchase price paid to the Company for the Shares (including, without limitation, upon forfeiture to or repurchase by the Company in connection with the termination of an Option Holder’s service) shall again be available for future grant under the U.S. Sub Scheme. Notwithstanding the foregoing, subject to the provisions of Rule 9, in no event shall the maximum aggregate number of Shares that may be issued under the U.S. Sub Scheme pursuant to Incentive Stock Options exceed the number set forth in the first sentence of this Rule 5.2 plus, to the extent allowable under Section 422 of the Code and the U.S. Treasury Regulations promulgated there under, any Shares that again become available for issuance pursuant to the remaining provisions of this Rule 5.2.”

3.7	Rule 6.5 shall be removed and replaced for the purposes of this U.S. Sub Scheme by the following:

“6.5	The Directors shall establish and set forth in the applicable Agreement the terms and conditions upon which an Option shall remain exercisable, if at all, following termination of an Option Holder’s service, which provisions may be waived or modified by the Directors at any time. To the extent that an Agreement does not specify the terms and conditions upon which an Option shall terminate upon termination of an Option Holder’s service, the following provisions shall apply:

(a) General Termination. Notwithstanding any other provision of these Rules, in the event of termination of the Option Holder’s service for reasons other than death (as provided in Rule 6.3 above), Disability or Cause, such Option Holder shall be entitled to exercise any outstanding Options which have vested in accordance with the Agreement within 40 days immediately following the date of such termination (but in no event later than the expiration of the term of such Option as set forth in the Agreement). If after termination of the Option Holder’s service the Option Holder does not exercise his or her Option within such time period, the Option will lapse and cease to be exercisable at the expiration of such period.

(b) Disability of Option Holder. In the event of termination of an Option Holder’s service as a result of his or her Disability, such Option Holder shall be entitled to exercise any outstanding Options which have vested in accordance with the Agreement within 12 months immediately following the date of such termination (but in no event later than the expiration of the term of such Option as set forth in the Agreement).

(c) Termination for Cause. In the event of termination of an Option Holder’s service for Cause, any outstanding Option (including any vested portion thereof) held by such Option Holder shall immediately terminate in its entirety upon first notification to the Option Holder of termination of the Option Holder’s service for Cause. If an Option Holder’s service is suspended pending an investigation of whether the Option Holder’s service will be terminated for Cause, all the Option Holder’s rights under any Option, including the right to exercise the Option, shall be suspended during the investigation period.”

3.8	Rule 6.6 (including 6.6.1 and 6.6.2) shall be removed and replaced for the purposes of this U.S. Sub Scheme by the following:

“6.6

In the event of an Exit, each outstanding Option (vested or unvested) will be treated as the Directors determine, which determination, in the Directors’ sole and absolute discretion, may be made without the consent of any Option Holder and need not treat all outstanding Options (or portion thereof) in an identical manner, provided that no amendment shall be made that would materially and adversely affect the rights of any Option Holder without his or her consent.”

3.9	Rule 6.7 shall be removed and replaced for the purposes of this U.S. Sub Scheme by the following:

“6.7	To the extent permitted by applicable law, an Option shall lapse on the occurrence of the earliest of the following:

(a) the tenth anniversary of the Date of Grant or such shorter term as may be provided in the Agreement, provided that, in the case of an Incentive Stock Option granted to a person who at the time of such grant is a Ten Percent Holder, the Option shall lapse on the fifth anniversary of the Date of Grant or such shorter term as may be provided in the Agreement;

(b) the expiry of the applicable periods specified in Rules 6.3 (death), 6.5 (Other Terminations) and 6.6 (Exit), as applicable;

(c) following a determination of the Directors that Options may be exercised prior to an Exit in accordance with Rule 6.6 (Exit) the expiry of the applicable period so determined;

(d) the date on which a resolution is passed, or an order is made by the Court, for the compulsory winding up of the Company;

(e) the date of which the Directors determine that any applicable Performance Targets or other conditions have not been satisfied or are no longer capable of satisfaction; or

(f) the date on which the Option Holder becomes bankrupt or does or omits to do anything as a result of which he is deprived of the legal or beneficial ownership of the Option.”

3.10	Rule 9 shall be amended for purposes of this U.S. Sub Scheme by adding the following new Rule 9.4 to the end thereof:

“9.4	Notwithstanding anything in this Rule 9 to the contrary, no adjustment shall be made pursuant to this Rule 9 unless such adjustment complies with Rule 2.10(c), if applicable, and is made in a manner that complies with all applicable laws, including Section 409A of the Code. Further, with respect to an Option granted under the Scheme to Eligible Persons who are residents of the State of California, the Directors shall in any event make such adjustments as may be required by Section 25102(o) of the California Corporations Code.

3.11	Rule 13 shall be amended for purposes of this U.S. Sub Scheme by adding the following new Rules 13.5 and 13.6 to the end thereof:

“13.5	The U.S. Sub Scheme shall become effective upon its adoption by the Directors and shall continue in effect for a term of 10 years unless sooner terminated by the Directors. The U.S. Sub Scheme shall be subject to approval by the shareholders of the Company within 12 months before or after the date the U.S. Sub Scheme is adopted by the Directors. Such approval shall be obtained in the manner and to the degree required under the applicable laws.

“13.6

The Company shall furnish summary financial information (audited or unaudited) of the Company’s financial condition and results of operations, consistent with the requirements of applicable laws, at least annually to each Option Holder who is a resident of the State of California during the period such Option Holder has one or more Options outstanding, and in the case of an individual who acquired Shares pursuant to the Scheme, during the period such participant owns such Shares; provided, however, the Company shall not be required to provide such information if (i) the issuance is limited to key persons whose duties in connection with the Company assure their access to equivalent information or (ii) the Scheme or any agreement complies with all conditions of Rule 701 of the Securities Act of 1933, as amended; provided that for purposes of determining such compliance, any registered domestic partner shall be considered a “family member” as that term is defined in Rule 701.”